UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-2207

                           NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K
              [X] Form 10-Q [  ] Form N-SAR
              For Period Ended: June 29, 1997
              [ ] Transition  Report on Form 10-K
              [ ] Transition  Report on Form 20-F
              [ ] Transition  Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
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(Full Name of Registrant)

---------------------------
(Former Name if Applicable)

280 Park Avenue
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(Address of Principal Executive Office (Street and Number))

New York, New York 10017
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(City, State and Zip Code)

PART II--RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Companies, Inc. (the "Company") could not complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended June 29, 1997 (the "Form 10-Q") by the prescribed filing date of August 13, 1997 without unreasonable effort or expense as a result of the following:

         As disclosed in the Company's Current Report on Form 8-K filed on June 6, 1997, as amended by the Company's Current Report on Form 8-K/A filed on August 5, 1997, the Company purchased Snapple Beverage Corp. and its subsidiaries ("Snapple") from The Quaker Oats Company ("Quaker") on May 22, 1997. The closing of the acquisition of Snapple (the "Snapple Acquisition") was expedited based on contractual requirements. The Company, therefore, entered into a transition services agreement with Quaker whereby Quaker provided certain operating and accounting services through the end of the Company's second quarter. This was done because the Company was unable to fully implement an infrastructure, including the data processing systems, necessary to operate and account for Snapple as of the May 22, 1997 closing date. Such accounting services provided only the source data for the Company to complete the accounting ledgers and records for Snapple for the period from the May 22, 1997 acquisition date to the June 29, 1997 quarter end of the Company. Such data and supporting detail to establish the May 22, 1997 opening balance sheet were not received until after the Company's normal accounting closing cycle and required substantial Company input to complete the ledgers and records for Snapple and to prepare necessary financial statements. As a result, the Company could not complete its consolidation accounting to allow for the timely filing of the Form 10-Q by the prescribed due date.

PART IV--OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification
      Fred Schaefer                   (212)                      451-3000
      -------------                   -----                      --------
        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).   [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.



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                       TRIARC COMPANIES, INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 1997         By:/s/ Fred H. Schaefer
                              ---------------------
                              Fred H. Schaefer
                              Vice President and Chief Accounting Officer



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                                                                        Annex A
                                                                        -------

For the reason stated in Part III to this Form 12b-25, the consolidated financial statements of the Company for the quarter ended June 29, 1997 have not been completed. The Company, however, expects to report in its Quarterly Report on Form 10-Q (i) revenues of $226.1 million in the second quarter ended June 29, 1997 compared with $246.5 million in the quarter ended June 30, 1996, (ii) an operating loss of $25.0 to $30.0 million in the 1997 second quarter compared with an operating profit of $17.7 million in the 1996 second quarter and (iii) a net loss of $30.0 to $35.0 million in the 1997 second quarter compared with a net loss of $10.7 million in the 1996 second quarter. With respect to the six months ended June 29, 1997 the Company expects to report (i) revenues of $431.5 million in the six months ended June 29, 1997 compared with $575.4 million in the six months ended June 30, 1996, (ii) an operating loss of $8.0 to $13.0 million in the 1997 first half compared with an operating profit of $43.1 million in the 1996 first half and (iii) a net loss of $32.0 to $37.0 million in the 1997 first half compared with a $10.3 million net loss in the 1996 first half.

The aforementioned revenues are lower in the 1997 periods compared with the 1996 periods principally due to the sale of all of the Company's 355 Arby's restaurants as reported in a Current Report on Form 8-K filed on May 20, 1997 and as amended in a Current Report on Form 8-K/A filed on August 4, 1997. The deterioration in operating profit (loss) and net loss are primarily due to approximately $34.3 million in pre-tax charges recorded in the second quarter of 1997 associated with the Snapple Acquisition. Such $34.3 million includes (i) $13.8 million attributable to Triarc's change in estimate of the value of vending machines considering its plans for their future use, (ii) $6.7 million attributable to Triarc's change in estimate for the reserve for legal matters taking into consideration its plans and estimates to resolve such matters, (iii) $2.8 million attributable to the negative impact on gross profit from the write-up of acquired inventories for the manufacturing profit as such inventories were sold during the second quarter and (iv) $11.0 million of other acquisition related charges.